Exhibit 99.31

UNDERTAKING

TO: Ontario Securities Commission

RE: SolarBank Corporation (the "**Issuer**")
Final Base Shelf Prospectus of the Issuer dated May 2, 2023 (the "**Prospectus**")
SEDAR Project: 03505643

The Issuer hereby undertakes that it will not distribute share purchase contracts under the Prospectus without pre-clearing the disclosure that will be contained in any base shelf prospectus supplement pertaining to the distribution of the share purchase contracts with the Ontario Securities Commission.

DATED as of May 2, 2023

SolarBank Corporation

Per: *(s) "Dr. Richard Lu"*
Name: Dr. Richard Lu
Title: President and Chief Executive Officer